October 21, 2024

VIA EDGAR TRANSMISSION

Mindy Hooker

CC: Anne McConnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Nuburu, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-39489

Dear Ms. Hooker:

Set forth below are responses of Nuburu, Inc. (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated September 16, 2024 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth in bold text followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 9. Convertible Preferred Stock, page F-19

1.
Your response to prior comment 1 indicates that your Series A Preferred Stock should be classified as mezzanine equity in your consolidated balance sheets, but you believe the reclassification would have a negligible impact on stockholders' deficit and no impact on any other balance sheet captions. We note Section 9(a)(i) of the Certificate of Designations of the Series A Preferred Stock states if the Conversion Price of the Series A Preferred Stock exceeds the per share volume-weighted average price of your Common Stock on the Test Date, you are required to redeem all the shares of Series A Preferred Stock then outstanding, to the extent not prohibited by law, at the Original Issuance Price. We also note Section 3 defines the Original Issuance Price as $10.00 per share. Based on the above and on the requirements of ASC 480-10-S99, it is not clear how you determined the impact of the reclassification disclosed in your response or why you believe the Series A Preferred Stock should not be reclassified to mezzanine equity at its redemption value of $23,889,050. Please explain how you determined the amount to reclassify and how it complies with the requirements of ASC 480-10-S99.

Response: The Company respectfully acknowledges the Staff’s comment.

The Company will restate in the form of a “Super 10-K” (i) its Form 10-K as of and for the year ended December 31, 2023, including disclosure of the impact on the interim periods therein as of March 31, 2023, June 30, 2023 and September 30, 2023, (ii) its Form 10-Q as of and for the three months ended March 31,

2024 and (iii) its Form 10-Q as of and for the three and six months ended June 30, 2024 (collectively, the “restated financial statements”). A summary of the impact of the restatement on the financial statements for each relevant period is included as Exhibit A below. The restatement had no impact on total net cash flows from operating, investing or financing activities.

In its restated financial statements, the Company will include (i) disclosure that its previously issued financials have been restated, (ii) disclosure that its previously issued financial statements should no longer be relied upon and that investors should rely solely on the restated financial statements and other financial data for the relevant periods, (iii) a description of the nature of the restatement (included within Exhibit A below) and (iv) the effect of the restatement on each financial statement line item. The restatement will also be reflected in areas outside of the consolidated financial statements that are impacted by the restatement, such as Management’s Discussion and Analysis.

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Sincerely,

/s/ Brian Knaley

Brian Knaley

Chief Executive Officer

CC: Kurt Simmons, WithumSmith+Brown, PC

Amy Bowler, Holland & Hart LLP

Exhibit A

RESTATEMENT OF FINANCIAL STATEMENTS

The comparative period included in the Company’s financial statements as of and for the years ended December 31, 2023 and December 31, 2022 is being restated to (i) increase the loss related to the change in the fair value of the Legacy Nuburu convertible notes payable and corresponding liability for the current portion of convertible notes payable and (ii) (a) reclassify convertible preferred stock that is redeemable at a future point in time from permanent equity to mezzanine equity and (b) increase the value of such preferred stock to reflect the redemption value of the outstanding preferred stock.

The Company’s financial statements (i) as of and for the year ended December 31, 2023 including the interim periods therein as of March 31, 2023, June 30, 2023 and September 30, 2023, (ii) as of and for the three months ended March 31, 2024 and (iii) as of and for the three and six months ended June 30, 2024, are being restated to (a) reclassify convertible preferred stock that is redeemable at a future point in time from permanent equity to mezzanine equity, and (b) increase the value of such preferred stock to reflect the redemption value of the outstanding preferred stock. Additionally, the impact of the increase in the loss related to the change in the fair value of the Legacy Nuburu convertible notes payable for the year ended December 31, 2022 described above will be reflected in a corresponding adjustment to accumulated deficit and additional paid-in capital for these periods.

As of and for the year ended December 31, 2022

(Legacy Nuburu comparative period included in the 2023 Form 10-K)

	As of December 31, 2022
	Originally Reported	Restatement Adjustment	As Adjusted
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current portion of convertible notes payable	$7,300,000	$15,388,369	$22,688,369
Total current liabilities	$14,590,504	$15,388,369	$29,978,873
Total liabilities	$14,964,411	$15,388,369	$30,352,780

Convertible preferred stock, $0.0001 par value; 50,000,000 shares authorized; 2,388,905 and 23,237,703 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	$-	$4,040	$4,040

Stockholders’ Deficit
Accumulated deficit	$(61,192,308)	$(15,388,369)	$(76,580,677)
Total Stockholders’ Deficit	$(1,842,239)	$(15,392,409)	$(17,234,648)

	Year Ended December 31, 2022
	Originally Reported	Restatement Adjustment	As Adjusted
Change in fair value of convertible notes payable	$-	$(15,388,369)	$(15,388,369)
Loss before provision for income taxes	$(14,129,101)	$(15,388,369)	$(29,517,470)
Net loss and comprehensive loss	$(14,129,101)	$(15,388,369)	$(29,517,470)
Net loss per common share, basic and diluted	$(2.59)	$(2.82)	$(5.41)

As of March 31, 2023, June 30, 2023, September 30, 2023 and December 30, 2023

	As of March 31, 2023			As of June 30, 2023			As of September 30, 2023			As of December 31, 2023
	Originally Reported	Restatement Adjustment	As Adjusted	Originally Reported	Restatement Adjustment	As Adjusted	Originally Reported	Restatement Adjustment	As Adjusted	Originally Reported	Restatement Adjustment	As Adjusted
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Convertible preferred stock, $0.0001 par value; 50,000,000 shares authorized; 3,038,905 shares issued and outstanding at each of March 31, 2023, June 30, 2023, September 30, 2023 and 2,388,905 issued and outstanding at December 31, 2023	$304	$30,388,746	$30,389,050	$304	$30,388,746	$30,389,050	$304	$30,388,746	$30,389,050	$239	$23,888,947	$23,889,186

Stockholders’ Deficit
Additional paid-in capital	$66,791,282	$(15,000,513)	$51,790,769	$72,046,305	$(15,000,513)	$57,045,792	$72,649,712	$(15,000,513)	$57,649,199	$73,241,955	$(8,500,578)	$64,741,377
Accumulated deficit	$(65,959,825)	$(15,388,369)	$(81,348,194)	$(72,066,537)	$(15,388,369)	$(87,454,906)	$(77,151,838)	$(15,388,369)	$(92,540,207)	$(81,898,692)	$(15,388,369)	$(97,287,061)
Total Stockholders’ Deficit	$835,120	$(30,392,545)	$(29,557,425)	$(16,399)	$(30,392,715)	$(30,409,114)	$(4,498,267)	$(30,392,741)	$(34,891,008)	$(8,652,809)	$(23,889,186)	$(32,541,995)

As of March 31, 2024 and June 30, 2024

	As of March 31, 2024			As of June 30, 2024
	Originally Reported	Restatement Adjustment	As Adjusted	Originally Reported	Restatement Adjustment	As Adjusted

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Convertible preferred stock, $0.0001 par value; 50,000,000 shares authorized; 2,388,905 shares issued and outstanding at March 31, 2024 and June 30, 2024	$239	$23,888,947	$23,889,186	$239	$23,888,947	$23,889,186

Stockholders’ Deficit
Additional paid-in capital	$74,054,033	$(8,500,578)	$65,553,455	$89,333,698	$(8,500,578)	$80,833,120
Accumulated deficit	$(87,599,345)	$(15,388,369)	$(102,987,714)	$(100,286,733)	$(15,388,369)	$(115,675,102)
Total Stockholders’ Deficit	$(13,541,220)	$(23,893,039)	$(37,434,259)	$(10,952,471)	$(23,893,039)	$(34,841,982)